Filed Pursuant to Rule 433

Registration Statement No. 333-181059

Relating to

Preliminary Prospectus Supplement dated January 3, 2013 to

Prospectus dated April 30, 2012

THE ALLSTATE CORPORATION

5.100% FIXED-TO-FLOATING RATE SUBORDINATED DEBENTURES DUE 2053

FINAL TERM SHEET

Dated January 3, 2013

Issuer:	The Allstate Corporation

Security Type:	Fixed-To-Floating Rate Subordinated Debentures

Expected Ratings*:	Baa1 (Moody’s)/ BBB (S&P)

Format:	SEC Registered

Trade Date:	January 3, 2013

Settlement Date:	January 10, 2013 (T+5)

Maturity Date:	January 15, 2053

Principal Amount:	$500,000,000

Denominations:	$25 and integral multiples of $25 in excess thereof

Price to Public:	100.00% of principal amount

Underwriting Discount:

$6,612,500, which reflects $425,000,000 principal amount of debentures sold to institutional investors, for which the underwriters received an underwriting discount of $4,250,000 (1.000%) and $75,000,000 principal amount of debentures sold to retail investors, for which the underwriters received an underwriting discount of $2,362,500 (3.150%)

Interest Rate and Interest Payment Dates during Fixed-Rate Period:

5.100%, accruing from and including January 10, 2013 to, but excluding, January 15, 2023, payable quarterly in arrears on January 15, April 15, July 15 and October 15, beginning on April 15, 2013 and ending on January 15, 2023

Interest Rate and Interest Payment Dates during Floating-Rate Period:	Three-month LIBOR plus 3.165%, accruing from and including January 15, 2023, payable quarterly in arrears on January 15, April 15, July 15 and October 15, beginning on April 15, 2023

Day Count Convention:	30/360 during the Fixed-Rate Period and Actual/360 during the Floating-Rate Period

Optional Redemption:

Redeemable in whole at any time or in part from time to time on or after January 15, 2023 at a redemption price equal to 100% of the principal amount of the debentures being redeemed, plus accrued and unpaid interest to, but excluding, the date of redemption

Redemption after the Occurrence of a Tax Event or Rating Agency Event:

Redeemable in whole, but not in part, at any time prior to January 15, 2023, within 90 days after the occurrence of a “tax event” or a “rating agency event” (as defined in the preliminary prospectus supplement) at a redemption price equal to the greater of (i) 100% of the principal amount of the debentures being redeemed or (ii) the present value of a principal payment on January 15, 2023 and scheduled payments of interest that would have accrued from the redemption date to January 15, 2023 on the debentures being redeemed, discounted to the redemption date on a quarterly basis at a discount rate equal to the treasury rate plus 50 basis points, in each case, plus accrued and unpaid interest to, but excluding, the date of redemption

Listing:	Application will be made to list the debentures on the New York Stock Exchange

CUSIP/ISIN:	020002 309 / US0200023093

Joint Book-Runners:	J.P. Morgan Securities LLC Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated

Lead Managers:	Barclays Capital Inc. Citigroup Global Markets Inc.

Senior Co-Managers:	Wells Fargo Securities, LLC Deutsche Bank Securities Inc. U.S. Bancorp Investments, Inc. Credit Suisse Securities (USA) LLC Morgan Stanley & Co. LLC

Junior Co-Managers:	The Williams Capital Group, L.P. BNY Mellon Capital Markets, LLC PNC Capital Markets LLC

*Note: An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the 5.100% Fixed-To-Floating Rate Subordinated Debentures due 2053 should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The Allstate Corporation has filed a registration statement (including a prospectus and related prospectus supplement) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus supplement and prospectus for this offering in that registration statement, and other documents that The Allstate Corporation has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, Goldman, Sachs & Co. toll-free at 1-866-471-2526 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.